FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

Athens, 29/09/2015

Announcement

Further to a question posed by the Hellenic Capital Market Commission upon the occasion of relevant press reports, National Bank of Greece (NBG) hereby informs investors that, in view of the completion of the results of the Asset Quality Review and stress tests conducted by the ECB, it is examining, as deemed appropriate, a range of alternative proposals to meet potential recapitalization needs.

During the current exploratory phase, and until the completion of the relevant exercises performed by the ECB, any predictions regarding the implementation of a specific strategic option in respect of the issues referred to in the said reports would be considered premature.

In any case, NBG will keep the investment public informed in accordance with the provisions of the applicable legal and regulatory framework and the decisions of the supervisory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis
(Registrant)

Date: October 12th, 2015

Deputy Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: October 12th, 2015

Director, Financial Division